Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings (loss)—
Loss before income taxes	$(78,298)	$(88,593)	$(93,271)	$(29,789)	$(34,017)
Add fixed charges:
Interest expense on indebtedness	9,574	6,557	4,480	990	1,936
Estimated interest on rental expense	3,979	3,900	1,611	300	329
Amortization of deferred closing costs related to convertible notes	827	816	521	156	294
Amortization of discount on convertible notes	—	—	—	271	511

Total adjusted loss	$(63,918)	$(77,320)	$(86,659)	$(28,072)	$(30,947)

Fixed charges—
Interest expense on indebtedness	$9,574	$6,557	$4,480	$990	$1,936
Estimated interest on rental expense	3,979	3,900	1,611	300	329
Amortization of deferred closing costs related to convertible notes	827	816	521	156	294
Amortization of discount on convertible notes	—	—	—	271	511

Total fixed charges	$14,380	$11,273	$6,612	$1,717	$3,070

Coverage deficiency	$(78,298)	$(88,593)	$(93,271)	$(29,789)	$(34,017)